[The Greenbrier Companies Logo]
The Greenbrier Companies, Inc.
One Centerpointe Drive Suite 200
Lake Oswego Oregon 97035
503 684 7000 Fax 503 684 7553

May 7, 2007
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc.
Form 10-K for the Year Ended August 31, 2006
1. File No. 001-13146
Dear Mr. Humphrey:
The following is in response to the comments set forth in your letter of April 26, 2007. For ease of review, the responses are in the same sequence and bear the same numbering arrangement used in your letter.
Form 10-K (fiscal year August 31, 2006), As amended
Management Discussion and Analysis
Executive Summary, page 19
1.	Our production is based on firm orders received from third party customers in advance. Due to our production schedule, any customer may account for a significantly higher percentage of revenue in a given period. We will name the significant customers in our risk factors in Item 1(a) in future filings. In addition, in Item 3 when discussing litigation initiated in 2004 by Burlington Northern Santa Fe Railway Company (BNSF) we will discuss, in future filings, that BNSF is one of our largest customers. We respectfully acknowledge your suggestion to disclose the amount of backlog attributable to each major customer, however, we do not believe the disclosure is important to our investors and for competitive reasons we intend not to disclose this information.

2.	The fourth paragraph of our Executive Summary states that cash received from additional borrowings has given us the flexibility to execute on our strategy of growing our core businesses, both organically and through acquisition. The organic growth referred to in this paragraph is the $122.6 million investment in equipment for our lease fleet. This amount is included as part of the $140.6 million capital expenditures on the Statement of Cash Flows and is discussed in the sixth paragraph under Liquidity and Capital Resources in the Management Discussion and Analysis of Financial Condition and Results of Operations. In light of this explanation, we believe our disclosure remains appropriate.

3.	The joint venture interest discussed in paragraph eight of our Executive Summary is a controlling interest. Future filings will state this is a controlling interest.

Mr. David R. Humphrey
Securities and Exchange Commission
May 7, 2007

Financial Statements
Note 22 — Segment Information, page 43
4.	As stated in Note 22 to the Consolidated Financial Statements included in Form 10-K for the period ending August 31, 2006, “Performance is evaluated based on margin”. Selling, administrative and interest costs are intertwined among the segments, and any allocation of these costs is subjective and not meaningful. As a result, Greenbrier’s management does not allocate these costs and evaluates segment performance at the revenue and margin levels. In accordance with paragraph 4 of SFAS 131, we continue to report margin as our measure of profit and loss as it is the basis on which management assesses segment performance.
Form 10-Q (Quarters ended november 30, 2006 and february 28, 2007)
Note 1 — Interim Financial Statements, page 6
Minority Interest
5.	The joint venture with Grupo Industrial Monclova is a 50-50 joint venture. All capital contributions, earnings and losses are shared equally. However, Greenbrier has control of the venture as evidenced by the right to appoint the majority of board of directors, approval and design of products, hiring of the Managing Director, and control over the accounting and financing, marketing, sales, engineering, and customer service functions. Accordingly we have consolidated the investment for financial reporting purposes in accordance with FIN 46R. We will disclose our reasons for consolidating this investment in the Notes to the Consolidated Financial Statements on our next Form 10Q and in our accounting policies on Form 10K.
Other
As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Items discussed above that pertain to disclosure in Form 10-Q will be included in Form 10-Q for the quarter ended May 31, 2007 and those that pertain to disclosure in Form 10-K will be included in Form 10-K for the year ended August 31, 2007.

Mr. David R. Humphrey
Securities and Exchange Commission
May 7, 2007

If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3815.

Sincerely,
/s/ Larry G. Brady

Larry G. Brady Senior Vice President and Chief Financial Officer

cc:	Kenneth D. Stephens, Tonkon Torp LLP
David A. Gorretta, Deloitte & Touche LLP